FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 18, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Brazilian Court Orders Tenaris to Pay an Indemnification in Connection with its Acquisition of a Participation in Usiminas in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Brazilian Court Orders Tenaris to Pay an Indemnification in Connection with its Acquisition of a Participation in Usiminas in 2012

Luxembourg, June 18, 2024 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced today that the Brazilian Superior Court of Justice (SCJ) resolved that Tenaris’s subsidiary Confab and certain subsidiaries of Tenaris’s affiliate Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement, should pay Companhia Siderúrgica Nacional, or CSN, an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012.

CSN and various entities affiliated with CSN had filed a lawsuit in Brazil against the T/T Group, alleging that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals upheld the first instance court decision. On March 7, 2023, the SCJ rejected CSN’s appeal by majority vote. The composition of the SCJ panel in charge of the case subsequently changed and CSN made several submissions in connection with the SCJ decision, including a motion for clarification with the SCJ that challenged the merits of its earlier decision.

At today’s session, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and granted CSN an indemnification, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. Depending on how the indemnification is calculated by other courts, and assuming monetary adjustment and interest through May 31, 2024, the potential aggregate indemnification payable by Confab could reach up to BRL942 million (approximately $180 million).

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. The Company also believes that today’s SCJ decision on CSN’s motion for clarification is contrary to applicable substantive and procedural law. Accordingly, once the SCJ written votes are made available, Confab will file all available motions and appeals against the SCJ decision.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.